April 16, 2020

John L. Erb
Chief Executive Officer
CHF Solutions, Inc.
12988 Valley View Road
Eden Prairie, MN 55344

       Re: CHF Solutions, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 1, 2020
           File No. 001-35312

Dear Mr. Erb:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Jessica M. Herron, Esq.